March 11, 2026

David R. Parker
Chief Executive Officer
Covenant Logistics Group, Inc.
400 Birmingham Highway
Chattanooga, TN 37419

       Re: Covenant Logistics Group, Inc.
           Registration Statement on Form S-3
           Filed March 6, 2026
           File No. 333-294107
Dear David R. Parker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin at 202-551-3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Heidi Hornung-Scherr